Rockley Photonics Holdings Limited

3rd Floor 1 Ashley Road

Altrincham, Cheshire

United Kingdom, WA14 2DT

September 20, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attn:	Gregory Herbers

Re:	Rockley Photonics Holdings Limited
Registration Statement on Form S-1
File No. 333-259398

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Rockley Photonics Holdings Limited (the “Registrant”) hereby requests that the above-referenced registration statement on Form S-1 (File No. 333-259398) (the “Registration Statement”) be declared effective on September 22, 2021, at 11 a.m., Eastern Time, or as soon thereafter as is practicable or at such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes each of Davina K. Kaile and Alexandra Calcado of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Davina K. Kaile of Pillsbury Winthrop Shaw Pittman LLP, counsel to the Registrant, at (650) 233-4564, or in her absence, Alexandra Calcado at (212) 858-1108.

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Sincerely,

/s/ Mahesh Karanth
Mahesh Karanth Chief Financial Officer

cc:	Tom Adams, Rockley Photonics Holdings Limited

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Alexandra Calcado, Pillsbury Winthrop Shaw Pittman LLP